UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67246

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25   AND ENDING 12/31/25
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **M.D. Sass Securities, L.L.C.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 W 46TH STREET, 28TH FLOOR
_____
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sam Friedman	212-730-2000	sfriedman@mdsass.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
_____
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam Friedman _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M.D. Sass Securities, L.L.C. _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DONNA M. LANGAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6144983
Qualified in New York County
My Commission Expires May 01, 20 26

Donna M. Langan

Signature: —Signed by:
Sam Friedman
—06152DEC7D8D482...

Title:
FINOP

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M.D. SASS SECURITIES, L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2025

(THIS REPORT IS DEEMED CONFIDENTIAL IN ACCORDANCE WITH RULE 17a-5(e)(3) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

A STATEMENT OF FINANCIAL CONDITION HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION SIMULTANEOUSLY HEREWITH AS A PUBLIC DOCUMENT

M.D. SASS SECURITIES, L.L.C.

INDEX
DECEMBER 31, 2025



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
M. D. Sass Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M. D. Sass Securities, LLC as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of M. D. Sass Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M. D. Sass Securities, LLC's management. Our responsibility is to express an opinion on M. D. Sass Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to M. D. Sass Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of M. D. Sass Securities, LLC's financial statements. The supplemental information is the responsibility of M. D. Sass Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II, and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as M. D. Sass Securities, LLC's auditor since 2006.
New York, New York
March 30, 2026

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	105,707
Receivable from affiliate		1,355
Other assets		696
TOTAL ASSETS	$	107,758

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	70,850
MEMBER'S EQUITY		36,908
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	107,758

The accompanying notes to financial statements are an integral part of this statement.

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:		
Service agreement income	$	209,575
Distribution fees		16,922
Interest income		3,239
		229,736
EXPENSES:		
Commissions		12,692
Professional fees		71,790
Employee compensation and benefits		201,479
Registration, filing and other fees		9,860
General and administrative		9,058
		304,879
NET LOSS	$	(75,143)

The accompanying notes to financial statements are an integral part of this statement.

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE - JANUARY 1, 2025	$	112,051
Net Loss		(75,143)
BALANCE - DECEMBER 31, 2025	$	36,908

The accompanying notes to financial statements are an integral part of this statement.

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$	(75,143)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) Decrease in operating assets:		
Receivable from affiliate		(1,043)
Commission receivable		7,486
Other assets		594
(Decrease) in operating liabilities:		
Accounts payable and accrued expenses		(8,641)
Total adjustments		(1,604)
NET CASH USED IN OPERATING ACTIVITIES		(76,747)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(76,747)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR		182,454
CASH AND CASH EQUIVALENTS END OF YEAR	$	105,707

The accompanying notes to financial statements are an integral part of this statement.

M.D. SASS SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

M.D. Sass Securities, L.L.C. (the "Company"), a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), was formed on September 23, 2005 primarily to act as a placement agent for various pooled onshore and offshore investment vehicles including hedge funds, private equity funds, commodity funds and fund of funds. The Company acts solely on an agency basis.

The Company is a Delaware limited liability company and governed under a limited liability company agreement (the "Agreement"). The Agreement provides for the member's ownership, liabilities of the member, transfers of interest, capital contributions, distribution to the member and profit or loss allocations. The Company is scheduled to terminate on December 31, 2040 or shall be dissolved upon the occurrence of an event as set forth in the Agreement.

The liability of the member shall be limited to the amount of capital contributions which such member is required to make pursuant to the provisions of the Agreement and the member shall have no further liability to contribute money to the Company for, or in respect of, the liabilities or obligations of the Company, and shall not be personally liable for any obligations of the Company.

On October 22, 2025, Martin Sass entered into a sale agreement to sell 100% of M.D. Sass Securities, L.L.C. to Lucid Capital Markets Holdings, LLC. The transaction remains subject to FINRA approval and is currently expected to close in late 2026. In connection with this broader business transition, M.D. Sass Securities, L.L.C. assigned all rights and obligations under its distribution agreements to Independent Brokerage Solutions LLC on August 22, 2025.

(a)   Service agreement income

The Company entered into a service agreement dated January 31, 2007 with M.D. Sass Investors Services, Inc. ("Investors"), a related party registered as an investment advisor under Section 203 of the Investment Advisors Act of 1940. On January 6, 2023, M.D. Sass Investors Services, Inc. filed with the Delaware Secretary of State to change its legal name to M.D. Sass, Inc and then again in November of 2023 from M.D. Sass, Inc to M.D. Sass, LLC. This rebranding was done as part of consolidating the M.D. Sass investment management business into a single corporate entity. The Company provides broker services of marketing interests in investment funds advised by Investors ("Brokerage Services"), for which Investors and certain affiliates and former affiliates of Investors act as General Manager, Managing Member and Investment Advisor, in exchange for services and personnel to be provided by Investors ("Affiliated Services"). The service agreement calls for the Company to be compensated by Investors at an amount equal to 100.5% of all expenses incurred providing these Brokerage Services. All of the Company's expenses are primarily paid by Investors and allocated to the Company.

(b)   Distribution fees

The Company earns distribution fees for marketing and promoting investment funds of registered investment advisors affiliated or formerly affiliated with the Company to institutional clients. Generally, in consideration for these services the Company receives varying percentages of committed capital associated with such institutional clients' investment.

In some cases, the Company will earn the distribution fee on committed and funded capital, payable within a certain period of each drawdown of capital with respect to such commitment.   The Company believes its performance obligation is the fulfillment of the subscription agreement by the institutional clients and if such is fulfilled at signing. In connection with the assignment of the distribution business on August 22, 2025, the Company transitioned its active placement activities and associated registered sales personnel to a third-party broker-dealer. Consequently, as of December 31, 2025, the Company no longer maintains a sales force.

(c)   Commission Expense

The Company employs individuals to broker investments in pooled investment vehicles. These brokers receive commissions based on varying percentages of eligible revenue (defined as management (base) and incentive (performance) fees or committed capital) related to investments in these pooled investment vehicles.

(d)   Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid money market funds with original maturities of less than 90 days. At December 31, 2025, all of the cash and cash equivalents were held at one major financial institution.

(e)   Income Tax

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity for tax reporting purposes and is thus not subject to Federal, state or local income taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the member for tax purposes.

(f)   Leases

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.   Investors provides office space and equipment to the Company under the service agreement (notes 1(a) and 3). The amount of rent charged is determined monthly, based on time incurred by the employees. The Company's lease obligations are deemed to be short-term and variable.

(g)   Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - <u>REGULATORY REQUIREMENTS</u>

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act ("SEA") of 1934 ("the Rule") and has elected to compute its net capital under the Basic Method of the Rule.   The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 subject to a minimum net capital requirement of $5,000. At December 31, 2025, the Company had a net capital of $34,857 which was $29,857 in excess of its required net capital. The Company's net capital ratio was 203%.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files its exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NOTE 3 -   <u>RELATED PARTY TRANSACTIONS</u>

Investors, a related party through common ownership, is a registered investment advisor (see note 1(a)). Included in service agreement income in the statement of operations is $209,575 attributable to Brokerage Services provided to Investors by the Company. Substantially all expenses shown on the statement of operations have been allocated to the Company from Investors in accordance with a services agreement. This agreement provides that Investors will provide various services and the use of equipment and in return the Company will provide Brokerage Services referred to above.

At December 31, 2025, included in the statement of financial condition is a net receivable of $1,355 due from Investors related to these relationships.

Additionally, as described in note 1(b), distribution fees are earned from affiliated investment advisors. Included in the statement of operations is $16,922 attributable to these relationships.

NOTE 4 -   CONTINGENCIES

The Company was subject to a FINRA dispute resolution arbitration with an investor in funds managed by affiliates of the Company whereby the investor made a claim of approximately $346,000 plus other costs against the Company regarding, among other things, the suitability of such funds.   On August 27, 2015, the Panel granted the Company's Motion to Dismiss in part with respect to all claims except claims related to one fund pursuant to FINRA Rule 12206. The Panel granted leave for the investor to refile claims relating to the specific fund but currently has not refiled claims.

NOTE 5 -   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer which acts as a placement agent for various investment vehicles. The Company has identified its Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.   Additionally, the CODM uses excess net capital (see Schedule 1), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measurement of segment assets is reported on the statement of financial condition as total assets. The statement of operations presents the segment revenue and significant expenses for the year ended December 31, 2025. The Company derived 7 percent of its total revenues from three external customers in 2025.

NOTE 6 -   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 30, 2026, the date that the financial statements were issued. Effective January 26, 2026, the rights and obligations of the Cladrius Partners LLC Distribution Agreement previously assigned to Independent Brokerage Solutions LLC were subsequently transferred to RainBridge Securities LLC. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

SUPPLEMENTARY FINANCIAL INFORMATION

M.D. SASS SECURITIES, L.L.C.

**COMPUTATION OF NET CAPITAL FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025**

SCHEDULE 1

Total ownership equity per statement of financial condition	$	36,908
Total non-allowable assets from statement of financial condition		2,051
Net capital	$	34,857

COMPUTATION OF NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	4,723
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	29,857
Total aggregate indebtedness	$	70,850
Ratio of aggregate indebtedness to net capital		203%

There are no material differences between the preceding computation and the Company's corresponding amended unaudited part II of form X-17A-5 as of December 31, 2025 filed on January 26, 2026.

M.D. SASS SECURITIES, L.L.C.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF § 240.15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

SCHEDULE 2

The Company is exempt from Computation for Determination of the Reserve Requirements Under Exhibit A of §240.15c3-3 of the Securities Exchange act of 1934 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M.D. SASS SECURITIES, L.L.C.

**INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER § 240.15c3-3 OF THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025**

SCHEDULE 3

The Company is exempt from Information Relating to Possession or Control Requirements Under Exhibit §240.15c3-3 of the Securities Exchange act of 1934 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
M. D. Sass Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) M. D. Sass Securities, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) M. D. Sass Securities, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because M. D. Sass Securities, LLC limits its business activities exclusively to receiving transaction-based compensation for referring securities transactions to other broker-dealers. In addition, M.D. Sass Securities, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to M.D. Sass Securities, LLC; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M. D. Sass Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M. D. Sass Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon M. D. Sass Securities, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

New York, New York
March 30, 2026

M.D. Sass Securities, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M.D. Sass Securities, L.L.C.

I, Sam Friedman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

Sam Friedman
06152DEC7D8D482

By: Sam Friedman
Title: FINOP / Senior Vice President

Date: 3/30/2026